UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                               (Amendment No. )(1)

                             MTM TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   594944 10 0
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                                 (CUSIP number)

Bear Stearns Asset Management Inc.         Ropes & Gray LLP
383 Madison Avenue                         45 Rockefeller Plaza
New York, New York  10179                  New York, New York  10111
(212) 272-9256                             (212) 841-5700
Attention:  Clifford H. Friedman           Attention:  Kristopher D. Brown, Esq.

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2004
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            (Dates of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594944 10 0                                             Page 2 of

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
     Constellation Venture Capital II, L.P.
     13-4124531
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2.   Check the Appropriate Box if a Member of a Group

     (a)     |X|
             --------------------------------------------------------------
     (b)      |_|
             --------------------------------------------------------------

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3.   SEC Use Only

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4.   Source of Funds
     WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) |_|

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6.   Citizenship or Place of Organization
     Delaware

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                        7.   Sole Voting Power
NUMBER OF                    1,152,082 shares of Common Stock
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY
EACH                    8.   Shared Voting Power
REPORTING
PERSON                  --------------------------------------------------------
WITH
                        9.   Sole Dispositive Power
                             1,152,082 shares of Common Stock

                        --------------------------------------------------------

                        10.  Shared Dispositive Power

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,152,082 shares of  Common Stock

--------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     16.04%

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14.  Type of Reporting Person
     PN
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                                      -2-

CUSIP No. 594944 10 0                                             Page 3 of

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
     Constellation Venture Capital Offshore II, L.P.
     N/A

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2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds
     WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Cayman Islands

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                        7.   Sole Voting Power
NUMBER OF                    613,084 shares of Common Stock
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY
EACH                    8.   Shared Voting Power
REPORTING
PERSON                  --------------------------------------------------------
WITH
                        9.   Sole Dispositive Power
                             613,084 shares of Common Stock

                        --------------------------------------------------------

                        10.  Shared Dispositive Power

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     613,084 shares of Common Stock

--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

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13.  Percent of Class Represented by Amount in Row (11) 9.23%

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14.  Type of Reporting Person
     PN

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                                      -3-

CUSIP No. 594944 10 0                                             Page 4 of

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only) The BSC Employee Fund VI, L.P.
     20-0778563

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2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds
     WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

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6.   Citizenship or Place of Organization
     Delaware

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                        7.   Sole Voting Power
NUMBER OF                    513,575 shares of Common Stock
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY
EACH                    8.   Shared Voting Power
REPORTING
PERSON                  --------------------------------------------------------
WITH
                        9.   Sole Dispositive Power
                             513,575 shares of Common Stock

                        --------------------------------------------------------

                        10.  Shared Dispositive Power

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     513,575 shares of Common Stock

--------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

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13.  Percent Of Class Represented By Amount In Row (11)
     7.85%

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14.  Type of Reporting Person
     PN

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                                      -4-

CUSIP No. 594944 10 0                                             Page 5 of

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only) CVC II Partners, L.L.C.
     13-4144132

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2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds
     WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) |_|

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6.   Citizenship or Place of Organization
     Delaware

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                        7.   Sole Voting Power
NUMBER OF                    28,770 shares of Common Stock
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY
EACH                    8.   Shared Voting Power
REPORTING
PERSON                  --------------------------------------------------------
WITH
                        9.   Sole Dispositive Power
                             28,770 shares of Common Stock

                        --------------------------------------------------------

                        10.  Shared Dispositive Power

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     28,770 shares of Common Stock

--------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

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13.  Percent Of Class Represented By Amount In Row (11)
     .47%

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14.  Type of Reporting Person
     CO

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                                      -5-

CUSIP No. 594944 10 0                                             Page 6 of

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
     Constellation Ventures Management II, LLC
     13-4122121

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2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds
     Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

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6.   Citizenship or Place of Organization
     Delaware

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                        7.   Sole Voting Power
NUMBER OF
SHARES                  --------------------------------------------------------
BENEFICIALLY
OWNED BY                8.   Shared Voting Power
EACH                         2,278,923 of Common Stock
REPORTING
PERSON                  --------------------------------------------------------
WITH
                        9.   Sole Dispositive Power

                        --------------------------------------------------------

                        10.  Shared Dispositive Power
                             2,278,923 shares of Common Stock

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,278,923 shares of Common Stock

--------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     27.43%

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14.  Type of Reporting Person
     CO

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                                      -6-

CUSIP No. 594944 10 0                                             Page 7 of

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only) Bear Stearns Asset Management Inc.
     06-1135192

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2.   Check the Appropriate Box if a Member of a Group

     (a)      |X|
              --------------------------------------------------------------
     (b)      |_|
              --------------------------------------------------------------

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3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds
     Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware

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                        7.   Sole Voting Power
NUMBER OF
SHARES                  --------------------------------------------------------
BENEFICIALLY
OWNED BY                8.   Shared Voting Power
EACH                         2,307,923 shares of Common Stock
REPORTING
PERSON                  --------------------------------------------------------
WITH
                        9.   Sole Dispositive Power

                        --------------------------------------------------------

                        10.  Shared Dispositive Power
                             2,307,923 shares of Common Stock

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,307,923 shares of Common Stock

--------------------------------------------------------------------------------

12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)
     27.68%

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14.  Type of Reporting Person
     CO

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                                      -7-

CUSIP No. 594944 10 0                                             Page 8 of


                                  Schedule 13D

Item 1.   Security and Issuer

     This statement relates to the Common Stock, $.001 par value ("Common Stock"), of MTM Technologies, Inc., a New York corporation ("MTM" or the "Issuer"). The principal executive offices of the Issuer are located at 614 Corporate Way, Valley Cottage, New York 10989.

Item 2.   Identity and Background

     (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Constellation Venture Capital II, L.P., a Delaware limited partnership ("CV II"), Constellation Venture Capital Offshore II, L.P., a Cayman Islands limited partnership ("Offshore II"), The BSC Employee Fund VI, L.P., a Delaware limited partnership ("BSC VI"), CVC II Partners, L.L.C., a Delaware limited liability corporation ("CVC", and collectively with CV II, Offshore II and BSC VI, the "Constellation Purchasing Entities"), Constellation Ventures Management II, LLC, a Delaware limited liability corporation ("Management II"), and Bear Stearns Asset Management Inc., a New York corporation ("BSAM"). CV II, Offshore II, BSC VI, CVC, Management II and BSAM are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

     In addition, by virtue of each of the Restated Shareholders' Agreement and/or the Voting Agreement, both of which are described in Item 6 below, the Reporting Persons may be deemed to be a group with the other Shareholder Parties and/or the other Voting Agreement Parties. While the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons, do not include any securities beneficially owned by any other person or entity.

     CV II

     (b)-(c) CV II is a Delaware limited partnership. The principal business of CV II is that of a private investment partnership. The general partner of CV II is Management II. The principal business and principal office address of CV II is 383 Madison Avenue, 28th Floor, New York, New York 10179.

     Offshore II

     (b)-(c) Offshore II is a Cayman Islands limited partnership. The principal business of Offshore II is that of a private investment partnership. The general partner of Offshore II is Management II. The principal business and principal office address of Offshore II is 383 Madison Avenue, 28th Floor, New York, New York 10179.

     BSC VI

     (b)-(c) BSC VI is a Delaware limited partnership. The principal business of BSC VI is that of a private investment partnership. The general partners of BSC VI are Management II and Bear Stearns Merchant Capital II, L.P. ("BSMC"). The principal business of BSMC is that of a private investment partnership. The principal business and principal office address of BSC and BSMC is 383 Madison Avenue, New York, New York 10179.

     CVC

     (b)-(c) CVC is a Delaware limited liability corporation. The principal business of CVC is that of a private investment limited liability corporation. The managing member of CVC is The Bear Stearns Companies Inc. ("BSCI"). The principal business of BSCI is that of a securities broker-dealer. The principal business and principal office address of CVC and BSCI is 383 Madison Avenue, New York, New York 10179.

     Management II

CUSIP No. 594944 10 0                                             Page 9 of

     (b)-(c) Management II is a Delaware limited liability corporation. The principal business of Management II is that of a private investment limited liability corporation. The managing member of Management II is BSAM. The principal business and principal office address of Management II is 383 Madison Avenue, 28th Floor, New York, New York 10179.

     BSAM

     (b)-(c) BSAM is a New York corporation. The principal business of BSAM is that of a registered investment advisor. The principal business and principal office address of BSAM is 383 Madison Avenue, New York, New York 10179. The executive officers and directors of BSAM are citizens of the United States, and their respective principal occupations are set forth in Appendix I attached hereto.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On December 7, 2004, the Reporting Persons acquired the right to purchase and did purchase from the Issuer an aggregate of 1,923,077 shares of the Issuer's Series A-3 Preferred Stock and warrants to purchase and additional 384,616 shares of Common Stock. The aggregate purchase price paid by the Constellation Purchasing Entities for these securities was $6,250,000. Further information regarding this transaction is described in Item 6 below.

     On December 10, 2004, the Constellation Purchasing Entities acquired: (i) $3,750,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes (the "A-4 First Tranche Notes") which, subject to shareholder approval, are convertible into shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "Series A-4 Preferred Stock") and (ii) subject to shareholder approval, warrants to purchase up to 230,770 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 First Tranche Warrants"). Further information regarding this transaction is provided in Item 6 below.

     The source of funds for the purchase of such securities by the Constellation Purchasing Entities was the working capital or funds available for investment, of the Constellation Purchasing Entities. The Purchase Agreement was previously filed as an Exhibit to the Issuer's filing on Form 8K dated January 29, 2004. A copy of the 12/7 Purchase Agreement (as defined below) was previously filed as an Exhibit to the Form 8K of the Issuer dated December 14, 2003 and is incorporated herein by reference. The description herein of the 12/7 Purchase Agreement is qualified in its entirety by reference thereto.


Item 4.  Purpose of Transaction

     The Constellation Purchasing Entities have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Constellation Purchasing Entities intend to review from time to time their investment in MTM and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Constellation Purchasing Entities of the business and prospects of MTM, regulatory requirements, other investment opportunities available to the Constellation Purchasing Entities and general stock market and economic conditions, the Constellation Purchasing Entities may determine to increase their investment or sell all or part of their investment in MTM through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

     In accordance with the Restated Shareholders Agreement, as further described in Item 6 below, the Constellation Purchasing Entities nominated Clifford H. Friedman as a director of MTM and Clifford H. Friedman was appointed to MTM's board of directors effective December 10, 2004.

Item 5.  Interest in Securities of the Issuer

CUSIP No. 594944 10 0                                             Page 10 of

     (a) The Reporting Persons beneficially own an aggregate 2,307,693 shares of Common Stock, or approximately 27.68% of the Common Stock outstanding. This information is based on 6,029,645 shares of Common Stock outstanding as of November 10, 2004, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2004, which was filed on November 15, 2004, and gives effect to the conversion of all shares of the A-3 Preferred Stock and Warrants held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Constellation Purchasing Entities and the Issuer have entered into the 12/7 Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, pursuant to which the Reporting Persons acquired the A-4 First Tranche Notes and the A-4 First Tranche Warrants (each, as defined above), for aggregate consideration of 3,750,000.

     The Constellation Purchasing Entities acquired or will acquire, the Notes (as defined below), which are convertible into shares of Series A-4 Preferred Stock (as defined below) and the Second Round Preferred Stock (as defined below) that are convertible into shares of Common Stock and the Second Round Warrants (as defined below) to purchase Common Stock pursuant to the terms of the 12/7 Purchase Agreement. The Constellation Purchasing Entities considers the shares of Common Stock that they beneficially own an investment made in the ordinary course of their respective businesses. The Constellation Purchasing Entities intend to review on a continuing basis their investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Preferred Stock, Warrants (each, as defined below) or Common Stock or dispose of Notes, Preferred Stock, Warrants or Common Stock, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

     On December 7, 2004, the Constellation Purchasing Entities acquired, by assignment, the rights and obligations under the Purchase Agreement, (as defined below) entered into the by Issuer and the Pequot Capital Management (the "Pequot Reporting Entity"), to purchase from the Issuer $6,250,000 worth of the Series A-3 Preferred Stock and Series A-3 Warrants, (as defined above) together with any and all rights and obligations of a "Purchaser" under the Purchase Agreement between the Issuer and the Pequot Reporting Entity dated as of May 21, 2004 (the "Purchase Agreement") with respect to such Series A-3 Preferred Stock and Series A-3 Warrants. Immediately thereafter, the Constellation Purchasing Entities purchased an aggregate 1,923,077 shares of the Issuer's Series A-3 Convertible Preferred Stock and Warrants to purchase 384,616 shares of Common Stock (the "First Rand Warrants").


12/7 PURCHASE AGREEMENT

     On December 10, 2004, pursuant to a Purchase Agreement, dated as of December 7, 2004 (the "12/7 Purchase Agreement"), with the Constellation Purchasing Entities and the Pequot Reporting Entity, the Issuer issued and sold to the Constellation Purchasing Entities: (i)$3,750,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes (the "A-4 First Tranche Notes") which, subject to shareholder approval, are convertible into shares of Series A-4 convertible preferred stock, $0.001 par value per share (the "Series A-4 Preferred Stock") and (ii) subject to shareholder approval, warrants to purchase up to 230,770 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the "A-4 First Tranche Warrants").

     Under the terms of the 12/7 Purchase Agreement, the Constellation Purchasing Entities and the Pequot Reporting Entity (together as the "Investor Stockholders") have the right purchase their respective percentage amounts of, at any time, but in no event later than September 10, 2005, on any Subsequent Closing Date (as defined in the 12/7Purchase Agreement) (i) up to $15,000,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the "A-4 Second Tranche Notes" and, together with the A-4 First Tranche Notes, the "Series A-4 Notes") which are convertible into Series A-4 Preferred Stock, (ii) warrants to purchase up to 923,077 shares (as such amount may be adjusted inaccordance with the terms thereof) of Common Stock (the "Additional A-4 Warrants" and together with the A-4 First Tranche Warrants, the "Series A-4 Warrants" or the "Second Round Warrants) and (iii) up to $22,500,000 in aggregate principal amount of the Issuer's 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the "Series A-5 Notes" and together with the Series A-4 Notes, the "Notes") which are convertible into shares of Series A-5 Convertible Preferred Stock, $0.001 par value per share (the "Series A-5 Preferred Stock" and, together with the Series A-4 Preferred Stock, the

CUSIP No. 594944 10 0                                             Page 11 of

"Second Round Preferred Stock). The First Round Preferred Stock (consisting of series A-1, A-2 and A-3 Preferred Stock of the Issuer previously issued) and the Second Round Preferred Stock are collectively referred to herein as "Preferred Stock." The First Round Warrants and the Second Round Warrants are collectively referred to herein as "Warrants".

     On or prior to December 10, 2005, the Issuer may provide a written notice (the "Company Notice") to the Investor Stockholders requesting that the Investor Stockholders purchase their respective percentage amounts of: (i)(A) if shareholder approval has not been obtained, A-4 Second Tranche Notes in an aggregate amount of not less than $2,500,000 or (B) if the shareholder approval has been obtained, Series A-4 Preferred Stock (issued and sold at the Original Issue Price (as defined in the 12/7 Purchase Agreement)) in an aggregate amount of not less than $2,500,000 and (ii) in each case with the Additional Warrants that such Investor Stockholder is entitled to purchase. If an Investor Stockholder does not purchase the A-4 Second Tranche Notes or the Series A-4 Preferred Stock, or if an Investor Stockholder desires to purchase less than the amount of such A-4 Second Tranche Notes or Series A-4 Preferred Stock and Additional Warrants that such Investor Stockholder is entitled to purchase (such Investor Stockholder, a "Rejecting Purchaser") then: to the extent that any other person purchases such A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants that were originally allocated to the Rejecting Purchaser, the Rejecting Purchaser forfeits its right to purchase any additional Series A-4 Second Tranche Notes or Series A-4 Preferred Stock and Additional Warrants and the aggregate amount of A-5 Notes and/or Series A-5 Preferred Stock that such Rejecting Purchaser may purchase pursuant to this Agreement will be increased by an amount equal to one half of the amount of A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants purchased by such other Persons; or to the extent that such A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants that such Rejecting Purchaser was entitled to purchase are not purchased by any other person, such Rejecting Purchaser will retain its right to purchase the A-4 Second Tranche Notes or the Series A-4 Preferred Stock and Additional Warrants that was not purchased by such other persons. If the Pequot Reporting Entity and Constellation purchase all of the A-4 Second Tranche Notes or Series A-4 Preferred Stock and Additional A-4 Warrants, only an aggregate principal amount of up to $15,000,000 of Series A-5 Notes can be purchased.

VOTING AGREEMENT

     Concurrently with, and as a condition to, the Investor Stockholders' execution of the 12/7 Purchase Agreement, certain shareholders of the Issuer, consisting of the Reporting Persons, the Pequot Reporting Entity, Howard A. Pavony and Steven H. Rothman (the Constellation Purchasing Entities, together with the Pequot Reporting Entity and Messrs. Pavony and Rothman, the "Voting Agreement Parties"), entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, such shareholders have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the 12/7 Purchase Agreement and the transactions contemplated thereby, such shareholders will vote in favor of the adoption of the 12/7 Purchase Agreement and the approval of the transactions contemplated thereby. The shareholders party to the Voting Agreement beneficially own a majority of the Common Stock issued and outstanding as of December 6, 2004 (excluding Notes or Second Round Warrants acquired by the Investor Stockholders at the Initial Closing - as defined below).

     Pursuant to the terms of the Voting Agreement, each shareholder party thereto also agrees that until the transactions contemplated by the 12/7 Purchase Agreement are consummated or the 12/7 Purchase Agreement is terminated, such shareholder will not: (i) sell, transfer, pledge, assign, or otherwise dispose of such shareholder's shares of the Issuer, except as provided in the Voting Agreement; (ii) enter into or exercise its rights under any voting arrangement with respect to such shares; or (iii) take any other action that would in any way restrict, limit, or interfere with, the performance of such shareholder's obligations under the Voting Agreement.

RESTATED SHAREHOLDERS' AGREEMENT

     On December 10, 2004 (the "Initial Closing"), the Issuer, the Constellation Purchasing Entities, the Pequot Reporting Entity, Howard A. Pavony and Steven H. Rothman (the Reporting Persons, together with the Pequot Reporting Entity, and Messrs. Pavony and Rothman, the "Shareholder Parties") entered into an Amended and Restated Shareholders' Agreement (the "Restated Shareholders' Agreement") pursuant to which the Shareholder Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Shareholder Party or over which such Shareholder Party has voting control so that the number of directors of the Issuer will be eleven, consisting of: (i) the Issuer's chief executive officer ("CEO"); (ii) two directors designated by the Pequot Reporting Entity or its assignee; (iii) one director designated by the Constellation Purchasing Entities or their assignee; (iv) Mr. Pavony; (iv) Mr. Rothman; (v) three "independent" directors, within the meaning of "independent" under the current rules of The Nasdaq Stock Market, selected by the Issuer's nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer's nominating and corporate governance committee. Under certain circumstances where the Pequot Reporting Entity hold less than 25% of the securities the

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CUSIP No. 594944 10 0                                             Page 12 of

Pequot Reporting Entity originally purchase at the Initial Closing, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders' Agreement.

     The obligation of the Shareholder Parties under the Restated Shareholders' Agreement will expire on December 10, 2009. The obligation of the Constellation Purchasing Entities and the Pequot Reporting Entity to vote in favor the appointment of Messrs. Pavony and Rothman as directors will expire on May 20, 2006, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Between May 21, 2006 and May 20, 2007, the Constellation Purchasing Entities and the Pequot Reporting Entity will be required to vote in favor of the appointment of only one of Messrs. Pavony and Rothman as a director, as determined by the Issuer's then current board of directors, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause," with the person not so elected being granted observer rights during such period, provided that such person has not terminated his employment, other than for "good reason," nor has been terminated for "cause." Messrs. Pavony's and Rothman's obligation to vote (i) in favor of the nominees of the Constellation Purchasing Entities and the Pequot Reporting Entity for director shall terminate if (a) the Pequot Reporting Entity or their assignees own less than 10% of the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Pequot Reporting Entity , (b) the Constellation Purchasing Entities or their assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Constellation Purchasing Entities, or (c) any other shareholders that are introduced to the Issuer by the Pequot Reporting Entity own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) if either or both of Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on the date of the Initial Closing.

     The Restated Shareholders' Agreement also contains provisions
(i)restricting the transfer of any securities by shareholders party to the Restated Shareholders' Agreement in certain circumstances and (ii) granting the Constellation Purchasing Entities and the Pequot Reporting Entity certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

RESTATED REGISTRATION RIGHTS AGREEMENT

     In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement (the "Restated Registration Rights Agreement"). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Company of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders with piggyback registration rights with respect to certain underwritten offerings of the Issuer's Common Stock.

RESTATED CERTIFICATE

     Pursuant to the 12/7 Purchase Agreement, the Issuer agreed to use its best efforts to hold a meeting of its shareholders to seek approval for the Restated Certificate of Incorporation to amend the certificate to include the terms of the Second Round Preferred Stock (the "Restated Certificate"), the authorization and issuance of (or the conversion of the Notes into) the Second Round Preferred Stock and the exercise of the A-4 Warrants. Upon obtaining shareholder approval and acceptance and filing of the Issuer's Restated Certificate with the Secretary of State of the State of New York, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock will be authorized and issuable.


SERIES A PREFERRED STOCK

     The Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. However, no shares of Preferred Stock will be automatically converted unless at the time of the proposed conversion, an effective registration statement is on file with the SEC

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CUSIP No. 594944 10 0                                             Page 13 of

with respect to the Common Stock issuable (i) to the holders of the Preferred Stock upon conversion of the Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other approved national stock exchange or national over-the counter bulletin board. The purchase price of each class of Preferred Stock for purposes of conversion is subject to adjustment for stock splits, stock dividends and other similar events.

     Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer's voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible into at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast. Initially, each share of Preferred Stock will be entitled to one vote. As long as 30% of the Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

     Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. During the period commencing on May 21, 2006 and terminating on May 21, 2008, dividends will be payable, at the Issuer's discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price. Following May 21, 2008, dividends will be payable in cash only. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.

7% SECURED SUBORDINATED CONVERTIBLE NOTES

     On December 10, 2004, in connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued A-4 First Tranche Notes in an aggregate principal amount of $3,750,000 to the Reporting Persons. The A-4 First Tranche Notes bear interest at an annual rate of 7%, payable quarterly. The interest accrued on each such payment date will be added to the principal of the A-4 First Tranche Notes. The outstanding principal and accrued interest on the A-4 First Tranche Notes will be automatically converted into Series A-4 Preferred Stock on the date of the shareholders' approval. The per share conversion price of the A-4 First Tranche Notes is $3.25 (subject to adjustment as set forth in the A-4 First Tranche Notes). Until the A-4 First Tranche Notes are converted into Series A-4 Preferred Stock, they will be due and payable on demand, which may be given by 66-2/3% of the holders of the A-4 First Tranche Notes at any time following the later of the date that is (x) 150 days following the date of issuance or (y) if the Securities and Exchange Commission reviews the Issuer's filings seeking shareholder approval, 180 days following the date of issuance. The A-4 Second Tranche Notes and the A-5 Notes will have substantially similar terms as the A-4 First Tranche Notes.

     The payment of the principal of and interest on the A-4 First Tranche Notes by Issuer is guaranteed by each of its subsidiaries. The right of repayment of principal of and interest on the A-4 First Tranche Notes and the security interest in the assets of Issuer are subordinated to the rights and security interests of certain of the Issuer's lenders. The A-4 First Tranche Notes are equally and ratably secured by all of the assets of the Issuer and each of its subsidiaries.

WARRANTS

     In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued the A-3 Warrants to the Constellation Purchasing Entities on December 7, 2004. The A-3 Warrants are exercisable at any time prior to December 7, 2008 at an exercise price of $4.0625 to purchase one share of Common Stock.

     In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued the A-4 Warrants to the Constellation Purchasing Entities, subject to shareholder approval, on December 10, 2004. The A-4 Warrants can be exercised at any time following shareholder approval at an exercise price of $4.06 per share to purchase such number of shares of Common Stock equal to 20% of the number of shares of Common Stock issued or issuable on conversion of Series A-4 Preferred Stock issued or issuable on conversion of the principal amount, together with accrued interest, of the A-4 First Tranche Notes purchased on the Initial Closing Date. As of December 10, 2004, the A-4 Warrants would be exercisable, in the aggregate, into 230,770 shares of Common Stock. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

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CUSIP No. 594944 10 0                                             Page 14 of

     A copy of the Purchase Agreement was previously filed as an Exhibit to the Issuer's filing on Form 8K dated as of January 29, 2004 Copies of the 12/7 Purchase Agreement, the Voting Agreement, the Restated Shareholders' Agreement, the Restated Registration Rights Agreement and the Restated Certificate were previously filed as Exhibits to the Issuer's 8K filing of December 13, 2004 and are incorporated herein by reference. The descriptions herein of such agreements and certificate are qualified in their entirety by reference to such agreements or certificate.


Item 7.  Material to Be Filed as Exhibits

     The 12/7 Purchase Agreement, the Voting Agreement, the Amended and Restated Shareholders' Agreement, the Amended and Restated Registrations Rights Agreement, the Form of Restated Certificate of Incorporation of the Issuer and the Form of the Secured Subordinated Convertible Promissory Note were filed as exhibits to MTM's Report on Form 8-K filed on December 13, 2004 and are incorporated herein by reference.
















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CUSIP No. 594944 10 0                                             Page 15 of


                                    Signature

     The undersigned hereby agree that this Schedule 13D with respect to the Common Stock, par value $.001 per share, of MTM Technologies, Inc. is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2004

                 CONSTELLATION VENTURE CAPITAL II, L.P.

                 By:  Constellation Ventures Management II, LLC, General Partner
                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                    Name: Clifford H. Friedman
                    Title:  Senior Managing Director

                 CONSTELLATION VENTURE CAPTIAL OFFSHORE II, L.P.

                 By:  Constellation Ventures Management II, LLC, General Partner
                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                 ---------------------------------------------------------------
                    Name: Clifford H. Friedman
                    Title:  Senior Managing Director

                 THE BSC EMPLOYEE FUND VI, L.P.

                 By:  Constellation Ventures Management II, LLC, General Partner
                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                    ------------------------------------------------------------
                    Name: Clifford H. Friedman
                    Title:  Senior Managing Director

                 CVC II PARTNERS, L.L.C.

                 By:/s/ Clifford H. Friedman
                 ---------------------------------------------------------------
                    Name: Clifford H. Friedman
                    Title:  Member

                 CONSTELLATION VENTURES MANAGEMENT II, LLC

                 By:  Bear Stearns Asset Management Inc., Managing Member

                 By:/s/ Clifford H. Friedman
                 ---------------------------------------------------------------
                    Name: Clifford H. Friedman
                    Title:  Senior Managing Director

                 BEAR STEARNS ASSET MANAGEMENT INC.

                 By:/s/ Clifford H. Friedman
                 ---------------------------------------------------------------
                    Name: Clifford H. Friedman
                    Title:  Senior Managing Director

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CUSIP No. 594944 10 0                                             Page 16 of


                                                                      Appendix I

NAME                         OCCUPATION


Richard A. Marin             Director, Chairman of the Board, Chief Executive
                             Officer, President and Senior Managing Director of Bear Stearns Asset Management Inc.

John W. Geissinger           Director, Chief Investment Officer, Senior
                             Managing Director of Bear Stearns
                             Asset Management Inc.

Stephen A. Bornstein         General Counsel, Executive Vice President
                             and Managing Director of Bear Stearns Asset
                             Management Inc.

Michael E. Guarasci          Director, Chief Financial Officer, Chief Operating
                             Officer and Senior Managing
                             Director of Bear Stearns Asset Management
                             Inc.

Lawrence S. Lafer            Secretary, Chief Compliance Officer and Managing
                             Director of Bear Stearns Asset Management
                             Inc.







                                      -16-